UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the date of 5 April 2002 PE

ALLIED IRISH BANKS, public limited company

(Translation of registrant's name into English)

Bankcentre, Ballsbridge, Dublin 4, Republic of Ireland

(Address of principal executive office)

[Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F ☐ Form 40-F ☐

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2 (b) under the Securities Exchange Act of 1934. Yes ☐ No ☐

[If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2 (b):
82-_______.]

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

ALLIED IRISH BANKS, p.l.c.

(Registrant)

Date 5 April 2002

By

Declan Mc Sweeney

Chief Financial Officer

Allied Irish Banks, p.l.c.

AIB

Media Release

AIB Group
Corporate Relations
and Communications
Bankcentre
Ballsbridge
Dublin 4

Telephone 01 660 0311
Facsimile 01 660 4715

For Immediate Release **22 March 2002**

DONAL FORDE APPOINTED MANAGING DIRECTOR AIB BANK (REPUBLIC OF IRELAND)

Donal Forde has been appointed the new Managing Director of AIB Bank, Republic of Ireland. He was formerly General Manager of AIB Bank's Strategic Development Unit (SDU).

Donal , 41, succeeds Eugene Sheehy, who was recently appointed Chief Executive Officer, AIB USA Division and Executive Chairman Designate of Allfirst Financial Inc and Allfirst Bank.

A native of Newmarket, Co Cork, Donal joined AIB in September 1978. He worked in AIB Capital Markets becoming Head of AIB Corporate and Commercial Treasury in 1995 and Head of Treasury Services in 1998.

In September 1999, he was appointed General Manager of the Strategic Development Unit, AIB Bank. The role of the SDU is to initiate and co-ordinate strategic activities throughout the bank with a focus on the long-term health and positioning of the business.

AIB Group Chief Executive Michael Buckley said:-

" I am delighted to appoint Donal to such a key role in AIB. Our franchise in the Republic of Ireland is the heart of AIB's continuing profitability. The strength of business in the Republic is the cornerstone on which AIB's expansion has been built in recent years. Donal's time heading up the SDU, and before that in AIB Corporate and Commercial Treasury, has shown his expertise in developing business with a strong customer focus. He will be supported by a very strong and experienced management team."

Electronic and hard copies of Donal Forde's photograph are available from the AIB Press Office, (see contact details below).

-Ends-

For further information please contact:

Catherine Burke
Head of Corporate Relations
AIB Group
Bankcentre
Ballsbridge
Dublin 4
Tel: +353-1-6413894

Alan Kelly
Head of Capital & Group Investor Relations
AIB Group
Bankcentre
Ballsbridge
Dublin 4
Tel: +353-1-6412162